CERTIFICATE OF AMENDMENT OF
THE RESTATED CERTIFICATE OF INCORPORATION
OF BIOSANTE PHARMACEUTICALS, INC.

BioSante Pharmaceuticals, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), pursuant to the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY that:

FIRST: The Board of Directors of the Corporation (the “Board of Directors”), at a meeting held on July 17, 2013, duly adopted resolutions setting forth proposed amendments of the Restated Certificate of Incorporation of the Corporation. The resolutions setting forth the proposed amendments are substantially as follows:

RESOLVED, that Article I of the Restated Certificate of Incorporation of the Corporation, as amended, be amended in its entirety to state as follows:

The name of the Corporation is ANI Pharmaceuticals, Inc.

RESOLVED FURTHER, that Article IV of the Restated Certificate of Incorporation of the Corporation is amended as follows:

Article IV is amended by replacing the first sentence of the first paragraph of Article IV with:

Effective upon the later of (i) the filing with the Secretary of State of the State of Delaware of this Certificate of Amendment and (ii) 5:01 p.m., Eastern Time, on July 17, 2013 (the “Effective Time”), the aggregate number of shares of stock which the Corporation shall have authority to issue is Thirty Five Million Seven Hundred and Eighty One Thousand Two Hundred and Eighty Two (35,781,282) shares, consisting of Thirty Three Million Three Hundred Thirty Three Thousand Three Hundred and Thirty Four (33,333,334) shares of common stock, $0.0001 par value (the “Common Stock”), Seven Hundred and Eighty One Thousand Two Hundred and Eighty One (781,281) shares of class C special stock, $0.0001 par value (the “Class C Special Stock”), and One Million Six Hundred and Sixty Six Thousand Six Hundred and Sixty Seven (1,666,667) shares of preferred stock, $0.0001 par value (the “Preferred Stock”).

RESOLVED FURTHER, that Article IV of the Restated Certificate of Incorporation of the Corporation is amended as follows:

Article IV is amended by adding the following at the end of the second paragraph of Article IV:

Effective as of the Effective Time, each six (6) shares of Common Stock of the Corporation issued and outstanding immediately prior to the Effective Time, shall automatically be reclassified, without any action on the part of the holder thereof, into one fully paid and nonassessable share of Common Stock, and each six (6) shares of Class C Special Stock of the Corporation issued and outstanding immediately prior to the Effective Time, shall automatically be reclassified, without any action on the part of the holder thereof, into one fully paid and nonassessable share of Class C Special Stock, (the “Reverse Split”). The Corporation shall not issue fractional shares to the stockholders entitled to a fractional interest in a share of Common Stock or Class C Special Stock issued pursuant to the Reverse Split. In lieu of any fractional share of Common Stock to which a stockholder otherwise would be entitled as a result of the Reverse Split, the Corporation shall pay a cash amount equal to the fair value of the fractional share of Common Stock as of the Effective Time of the Reverse Split which shall be equal to a proportional interest of the value of a whole share based on the closing sale price of the Common Stock on the NASDAQ Stock Market as of the Effective Time. In lieu of any fractional share of Class C Special Stock to which a stockholder otherwise would be entitled as a result of the Reverse Split, the Corporation shall pay a cash amount equal to the fair value of the fractional share of Class C Special Stock as of the Effective Time of the Reverse Split which shall be equal to a proportional interest of the value of a whole share based on the closing sale price of a share of Common Stock on the NASDAQ Stock Market as of the Effective Time minus $15.00.

RESOLVED FURTHER, that Article IV(3)(a) of the Restated Certificate of Incorporation of the Corporation is amended as follows:

Article IV(3)(a) is amended in its entirety to state as follows:

Effective as of the Effective Time, a holder of Class C Special Stock shall be entitled, in accordance with the provisions hereof, to acquire Common Stock of the Corporation as the same may then be constituted by tendering any of the Class C Special Stock held and registered in such holder’s name together with $90 per share as a result of the Reverse Split (the “Common Stock Purchase Price”) on the basis of one share of Common Stock for each share of Class C Special Stock and $90 as a result of the Reverse Split. The purchase right herein provided shall be exercised by notice in writing given to the Corporation which notice shall specify the number of shares of Class C Special Stock that the holder desires to have applied to the purchase price of Common Stock. If any shares of Class C Special Stock are applied to the purchase of Common Stock pursuant to this paragraph, the holder of such shares of Class C Special Stock shall surrender the certificate or certificates representing the shares of Class C Special Stock so applied to the registered office of the Corporation, or to the transfer agent of the Corporation at the time of purchase together with cash or a certified cheque in the amount of $90 per share of Common Stock being acquired, and the Corporation shall thereupon issue to such holder certificates representing the number of shares of Common Stock to which the holder became entitled upon such purchase.

SECOND: The stockholders of the Corporation duly approved and adopted such amendments in accordance with the provisions of Section 242 of the DGCL.

THIRD: This amendment is effective upon the later of (i) the filing with the Secretary of State of the State of Delaware of this Certificate of Amendment and (ii) 5:01 p.m., Eastern Time, on July 17, 2013.

[Signature Page to follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Arthur S. Przybyl, its President and Chief Executive Officer, thereunto duly authorized, this 17th day of July, 2013.

BIOSANTE PHARMACEUTICALS, INC.

By:	/s/ Arthur S. Przybyl
Arthur S. Przybyl President and Chief Executive Officer